Exhibit 99.1

PULSENMORE LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2026

PULSENMORE LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2026

PULSENMORE LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

				Convenience translation into U.S. dollars (see note 2(b))
	Note	December 31,	June 30,
		2025	2026	2026
		NIS in thousands		in thousands
Assets
CURRENT ASSETS
Cash and cash equivalents		21,604	43,584	14,635
Short-term bank deposits		47,531	26,180	8,791
Restricted deposits		140	-	-
Trade receivables		4,144	2,382	800
Other receivables		1,391	1,832	615
Inventory – current portion		6,593	6,345	2,131
Total current assets		81,403	80,323	26,972

NON-CURRENT ASSETS
Inventory – non-current portion		13,337	13,742	4,615
Right-of-use assets		1,285	752	253
Property and equipment, net		5,822	5,089	1,709
Total non-current assets		20,444	19,583	6,577
Total assets		101,847	99,906	33,549

Liabilities and equity
CURRENT LIABILITIES
Trade payables		1,980	3,463	1,163
Warrants	4,5	-	33,198	11,148
Other payable and accruals		4,407	4,121	1,384
Contract liabilities		938	81	27
Share-based compensation liability		276	278	93
Current maturities of liability for royalties to the Israel Innovation Authority		1,705	1,693	569
Current maturities of lease liabilities		1,023	840	282
Total current liabilities		10,329	43,674	14,666

NON-CURRENT LIABILITIES
Liability for royalties to the Israel Innovation Authority, net of current maturities		7,886	7,575	2,544
Lease liabilities, net of current maturities		542	319	107
Total non-current liabilities		8,428	7,894	2,651
Total liabilities		18,757	51,568	17,317

EQUITY
Ordinary shares		2	2	1
Share premium		256,137	256,137	86,009
Capital reserve		10,092	10,412	3,497
Accumulated deficit		(183,141)	(218,213)	(73,275)
Total equity		83,090	48,338	16,232
Total liabilities and equity		101,847	99,906	33,549

F-1

PULSENMORE LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

			Convenience translation into U.S. dollars (see note 2(b))
	Six months ended June 30,
	2025	2026	2026
	NIS in thousands (except per share data)		in thousands (except per share data)

Revenues	3,999	6,080	2,042
Cost of revenues	2,542	3,855	1,294
Gross profit	1,457	2,225	748

Research and development expenses, net	8,029	8,459	2,840
Sales and marketing expenses	5,966	6,382	2,143
General and administrative expenses	8,083	8,141	2,734
Operating loss	20,621	20,757	6,969

Financial expenses	4,766	15,962	5,359
Financial income	(2,231)	(1,647)	(553)
Financial expenses, net	2,535	14,315	4,806

Loss before income tax	23,156	35,072	11,775

Provision for income tax	1	-	-

Net loss and comprehensive loss	23,157	35,072	11,775

Loss per ordinary share – basic and diluted (*)	3.6	5.39	1.83

Weighted average ordinary shares outstanding	6,429,059	6,502,844	6,502,844

(*)	Basic loss per share does not include the above-mentioned 1,562,500 pre-funded warrants since they are accounted for as a liability. In addition, the impact of the pre-funded warrants has not taken in the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

F-2

PULSENMORE LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Ordinary shares	Share premium	Capital reserve	Accumulated deficit	Total
	NIS in thousands
Balance at January 1, 2025	2	253,205	10,968	(167,288)	96,887
Changes in the six month period ended June 30, 2025:
Net loss and comprehensive loss for the year	-	-	-	(23,157)	(23,157)
Share-based compensation	-	-	506	-	506
Exercise of options	*	471	(199)	-	272
Expiration of options	-	280	(280)	-	-
Balance at June 30, 2025	2	253,956	10,995	(190,445)	74,508

Balance at January 1, 2026	2	256,137	10,092	(183,141)	83,090
Changes in the six month period ended 31June 30, 2026:
Net loss and comprehensive loss for the year	-	-	-	(35,072)	(35,072)
Share-based compensation	-	-	320	-	320
Balance at June 30, 2026	2	256,137	10,412	(218,213)	48,338

*	Less than NIS 1 thousand

F-3

PULSENMORE LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Convenience translation into U.S. dollars (see note 2(b))
	in thousands
	Ordinary shares	Share premium	Capital reserve	Accumulated deficit	Total
Balance at January 1, 2026	1	86,009	3,390	(61,500)	27,900
Changes in the six month period ended June 30, 2026:
Net loss and comprehensive loss for the year	-	-	-	(11,775)	(11,775)
Share-based compensation	-	-	107	-	107
Balance at June 30, 2026	1	86,009	3,497	(73,275)	16,232

F-4

PULSENMORE LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

			Convenience translation into U.S. dollars (see note 2(b))
	Six months ended June 30,
	2025	2026	2026
	NIS in thousands		in thousands
Net cash used in operating activities (see appendix)	(15,570)	(17,571)	(5,900)

Cash Flows from Investing Activities
Purchase of property and equipment	(97)	(134)	(45)
Proceeds from (investment in) short-term deposits	(2,289)	19,231	6,458
Interest received	964	1,291	434
Net cash provided by (used in) investing activities	(1,422)	20,388	6,847

Cash Flows from Financing Activities

Proceeds from private placement	-	22,507	7,558
Transaction costs related to private placement	-	(1,738)	(584)
Exercise of options	4	-	-
Payment to the Israel Innovation Authority	(287)	(160)	(53)
Receipt of grants from Israel Innovation Authority	1,319	-	-
Principal portion of lease payments	(574)	(652)	(218)
Interest portion of lease payments	(94)	(59)	(20)
Net cash provided by in financing activities	368	19,898	6,683

Increase (decrease) in cash and cash equivalents	(16,624)	22,715	7,630
Cash and cash equivalents at beginning of the period	41,170	21,604	7,255
Exchange differences on cash and cash equivalents	(105)	(735)	(250)
Cash and cash equivalents at end of the period	24,441	43,584	14,635

F-5

PULSENMORE LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

Appendix to the statements of cash flows			Convenience translation into U.S. dollars (see note 2(b))
	Six months ended June 30,
	2025	2026	2026
	NIS in thousands		in thousands
Net loss	(23,157)	(35,072)	(11,775)

Adjustments for:

Depreciation and amortization	1,432	1,521	511
Share-based compensation	506	320	107
Financial expenses (income)	(15)	12,527	4,207
Exchange differences	3,356	1,627	546
	5,279	15,995	5,371

Changes in operating asset and liability items:
Decrease in trade receivables	1,240	1,762	592
Increase in other receivables	(22)	(441)	(149)
Increase (decrease) in inventory	1,465	(157)	(53)
Increase (decrease) in trade payables	(207)	1,483	498
Decrease in other payables and accruals	(379)	(286)	(97)
Increase (decrease) in contract liabilities	193	(857)	(288)
Increase in liability of share-based compensation	18	2	1
	2,308	1,506	504

Net cash used in operating activities	(15,570)	(17,571)	(5,900)

Supplemental information on non-cash transactions:
Changes in right-of-use asset and lease liabilities		110	37
Changes in share-based compensation liability	(268)	-	-

F-6

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION

A)	General

Pulsenmore Ltd. (separately and collectively referred to with its wholly-owned subsidiaries as the “Company” or “Pulsenmore”) is an Israeli-based company, incorporated in Israel, and commenced its operations on October 27, 2014. The Company’s registered office is located at 8 Omarim Street, Omer, Israel.

In March 2022, the Company established a wholly owned subsidiary, Pulsenmore Americas LLC (hereinafter – the “U.S. Subsidiary”), located in Boston, USA. The U.S. Subsidiary was incorporated under Delaware state law and began operations on March 10, 2022.

In February 2023, the Company established a wholly owned subsidiary, Pulsenmore Korea (hereinafter – the “Korean Subsidiary”), located in Seongnam, South Korea. On December 31 2025, the Korean Subsidiary commenced a process of gradual shutdown over a period of five years which will lead to dissolution at the end of that period.

As of June 30, 2026, the Company operates in a one operating segment, focusing on the research, development, manufacturing, and global marketing of innovative technological solutions, specifically portable ultrasound devices for home use. These devices enable remote physical examinations and monitoring via telemedicine technology. The Company develops and sells miniaturized ultrasound systems.

The Company’s shares are traded on Tel-Aviv Stock Exchange (TASE) since 2021. In addition, On January 21, 2026, the Company completed registration on the Nasdaq and became a dual-listed company.

On August 26, 2025, the Company received from a European certification body an EU Quality Management System Certificate for Regulation (CE MDR), valid until August 19, 2030.

On October 31, 2025, the Company received approval to market the Company’s home ultrasound product from the U.S. Food and Drug Administration (FDA).

B)	War in Israel

In October 2023, Israel was attacked by Hamas, a terrorist organization and entered a state of war. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran. In response to ongoing Iranian aggression and support of proxy attacks against Israel, on June 12, 2025, Israel conducted a series of preemptive defensive air strikes in Iran targeting Iran’s nuclear program and military commanders. On June 24, 2025, a ceasefire with Iran was reached. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas. While that ceasefire has been mostly maintained, in late February 2026, Israel and the United States preemptively attacked Iran. As part of this conflict, Iran and Hezbollah have launched missile attacks throughout Israel. As a result, the Israeli government imposed restrictions on opening of non-essential places of business and announced recruitment of military reserves.

The Company considered the impact of the war and determined that there were no material adverse impacts on the consolidated financial statements, including related significant estimates made by management, for the period ended June 30, 2026.

F-7

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1 – GENERAL INFORMATION (cont.)

However, at this time, it is not possible to predict the intensity or duration of the war, nor can the Company predict how this war will ultimately affect Israel’s economy in general. The Company continues to monitor the situation closely and examine the potential disruptions that could adversely affect its operations.

D)	Approval of condensed consolidated financial statements

These condensed consolidated financial statements were authorized for issuance by the board of directors on August 27, 2026, and should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2026.

NOTE 2 – BASIS OF PREPARATION OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

A)	Basis of presentation of the financial statements

The Company’s condensed consolidated financial statements for the six months ended June 30, 2026, have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated financial statements, which are unaudited, do not include all of the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2025, and their accompanying notes, which have been prepared in accordance with IFRS Accounting Standards as published by the International Accounting Standards Board. The results of operations for the six months ended June 30, 2026, are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2026, or for any other interim period.

B)	Convenience translation into U.S. dollars

The reported NIS amounts as of June 30, 2026 and for the six-month period then ended have been translated into U.S. dollars (“US dollars”, “USD”, “$”). All figures were translated using the representative exchange rate as of June 30, 2026 ($1 = NIS 2.978). The translation was made solely for the convenience of the reader. The dollar amount presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.

C)	Estimates and judgments

The preparation of the Condensed Interim Financial Information requires management to exercise judgment and use significant accounting estimates and assumptions. These affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ materially from these estimates. In preparing these Condensed Interim Financial Information, the significant accounting judgments and the uncertainties associated with key sources of estimates are consistent with those in the consolidated annual financial statements for the year ended December 31, 2025.

F-8

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies and calculation methods that have been applied in the preparation of the Condensed Interim Financial Information are consistent with those used in the preparation of the Company’s 2025 annual Consolidated Financial Statements. As to accounting policy relating to new issued warrants and pre-funded warrants classified as financial liabilities (see note 4).

NOTE 4 – FINANCINGS

June 2026 private placement

On June 26, 2026, the Company entered into a Securities Purchase Agreement with a healthcare-focused institutional investor, for the purchase and sale of pre-funded warrants to purchase 1,562,500 ordinary shares and ordinary warrants to purchase up to 1,562,500 ordinary shares in a private placement at a combined purchase price of $4.7999 per pre-funded warrant and accompanying warrant, representing a premium to the Nasdaq Minimum Price under Nasdaq rules. The gross proceeds from the offering were NIS 22.5 million (approximately $7.5 million), before deducting placement agent commissions and other offering expenses in total amount of NIS 2.1 million (approximately $0.7 million). The ordinary warrants have an exercise price of $4.80 per share, are exercisable immediately upon issuance, and will expire five years following the date of issuance. The pre-funded warrants will have at an exercise price of $0.0001 per share and are exercisable immediately until exercised in full.

The pre-funded warrants and warrants were classified as liabilities on the consolidated statements of financial position. They were initially recorded at fair value and subsequently remeasured at each reporting period at fair value through profit or loss. The fair value of the pre-funded warrant liability is based on a valuation technique which is equal to the market price of the underlying share less the $0.0001 strike price. The pre-funded warrant’s fair value is evidenced based on a valuation technique using data from observable markets, therefore the difference between the fair value and the transaction price is recognized immediately as a day one loss. As of the transaction date, the excess of the initial fair value of pre-funded warrants over the transaction proceeds amounting to approximately NIS 12 million (approximately $4 million) was recorded as financial expenses. The warrant liability estimates the fair value using a Black Scholes option pricing model calculation using the following inputs: stock price (Level 1 input); risk-free rates (Level 1 input); volatility (Level 3 input). The excess of initial fair value over the transaction proceeds of the warrant liability (hereinafter – “Deferred day 1 loss”) amounting to NIS 7.3 million (approximately $2.4 million) was deferred and will be released to financial expenses over the contractual life of the warrants (5 years). From the date of the transaction until June 30, 2026, the Company released NIS 16 thousand (approximately $5.3 thousand) to financial expenses.

Since all the instruments that were issued are classified as liabilities, all transaction costs, in amount of NIS 2.1 million (approximately $0.7 million), were expensed, of which NIS 0.3 million (approximately $0.1 million) has not been paid yet.

F-9

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

A)	Financial instruments

The financial instruments of the Company, as of June 30, 2026, are accounted for under the amortized cost basis, except for the pre-funded warrants and warrants which are measured at fair value through profit or loss. The carrying amounts of the Company’s financial assets and financial liabilities provide a reasonable approximation of their fair value, as the impact of discounting is immaterial.

Fair value of financial instruments:

The different levels of valuation of financial instruments are defined as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	Inputs, other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As described in Note 4, the fair value of the pre-funded warrants is determined using a Level 2 valuation technique, whereas the fair value of the warrants is determined using a Level 3 valuation technique. Changes in the fair value of the pre-funded warrants and warrants are recognized in profit or loss. The theoretical fair value of the granted warrants, calculated using the Black-Scholes model, is based on the following assumptions: share price of $5.56, strike price of $4.8, expected volatility in a rate of 63.41%, risk-free interest rate of 4.12% and expected life of 5 years.

	Level 2	Level 3	Total
	NIS in thousands
June 30, 2026:
Pre-funded warrants	24,708	-	24,708
Ordinary warrants	-	8,490	8,490
	24,708	8,490	33,198

Convenience translation into U.S. dollars (see note 2(b))

	Level 2	Level 3	Total
	NIS in thousands
June 30, 2026:
Pre-funded warrants	8,297	-	8,297
Ordinary warrants	-	2,851	2,851
	8,297	2,851	11,148

F-10

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont.)

The following table presents the changes in the financial instruments measured within level 3:

		Convenience translation into U.S. dollars (see note 2(b))
	Six months ended June 30,
	2026
	NIS in thousands	in thousands
Balance as of January 1	-	-
Initial recognition of financial liability	15,751	5,289
Deferred day 1 loss	(7,274)	(2,443)
Change in fair value of warrants	(3)	(1)
Release of day 1 loss	16	5
Balance as of June 30	8,490	2,850

NOTE 6 – COMMITMENTS AND CONTINGENT LIABILITIES

A)	Material agreements

1)	Supply Agreement – FC

On January 21, 2026, the Company signed an addendum to the agreement with Clalit, to supply Pulsenmore FC and to update the commercial understanding between the parties under the Follicle Agreement. According to the addendum the Company and Clalit shall be entitled to market Pulsenmore FC directly to patients. A pilot period of 18 months shall commence upon 30 days from signing the addendum, after which Clalit shall purchase a yearly minimum quantity of the Pulsenmore FC for a period of 5 years for a total consideration of $9 million. The agreement includes the option to return products by Clalit in accordance with the terms and conditions set forth therein.

2)	Commercial Engagements with two U.S.-Based Medical Centers

On January 29, 2026, and on February 4, 2026, the Company entered into a services agreements, in accordance, with the two medical Centers Under those agreements, the medical centers will purchase Pulsenmore ES home ultrasound services. The services agreements are in force for a term of one year and will be renewed automatically for successive one-year periods unless either Party gives at least 30 days’ written notice of non-renewal before the end of the then-current term.

3)	Ouma Health

On June 17, 2026, the Company entered into a strategic partnership with Ouma Health to expand access to remote prenatal care across the United States. The collaboration is intended to support care delivery for underserved patient populations, including those living in maternity deserts and underserved communities, and to generate insights and experience that may support future expansion opportunities with healthcare systems, maternity care providers and payer organizations.

F-11

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 7 – SUBSEQUENT EVENTS

A)	Regulatory Sandbox and SmartScan AI Programs

On July 2, 2026, the Company was selected to participate in Israel’s Healthcare AI Regulatory Sandbox Program, established by the Israel Innovation Authority (hereinafter – the “IIA”) and the Ministry of Health. As part of the program, the Company expects to lead a project valued at NIS 3 million (approximately $1 million). The grant approved amounted to NIS 1.2 million (approximately $0.4 million). On August 12, 2026 the IIA approved an additional amount of NIS 3.8 million (approximately $1.27 million) as a grant to the Company for SmartScan AI Program.

As to date of this report, the Company has not received any grants under these programs and has not yet incurred any related costs.

F-12